Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Sysco

Second Quarter Fiscal 2014

Earnings Results

February 3, 2014

Forward-Looking Statements

Statements made in this presentation or the accompanying earnings call that look forward in time or that express management_s beliefs, expectations or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations. These statements include our plans and expectations related to and the benefits and expected timing of our business transformation initiatives, and our plans and expectations related to and the benefits of the proposed merger with US Foods. These statements also include expectations regarding our fiscal 2014 performance, market conditions, our expense management and Broadline cost per case performance, business transformation expenses, and capital expenditures. In addition, these statements include our plans to accelerate sales growth with our locally-managed customers and mitigate gross margin pressures. The success of our business transformation initiatives and expectations regarding our fiscal 2014 performance are subject to the general risks associated with our business, including the risks of interruption of supplies due to lack of long-term contracts, severe weather, crop conditions, work stoppages, intense competition, technology disruptions, dependence on large regional and national customers, inflation risks, the impact of fuel prices, adverse publicity, and labor issues. Risks and uncertainties also include risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. Market conditions may not improve. Our locally-managed customers comprise a significant portion of our overall volumes and an even greater percentage of profitability because of the high level of valued added services we typically provide to this customer group. If sales from our locally managed customers do not grow at the same rate as sales from regional and national customers, our gross margins may continue to decline. Our ability to meet our long-term strategic objectives to grow the profitability of our business depends largely on the success of our Business Transformation Project. There are various risks related to the project, including the risk that the project and its various components may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; the risk that the actual costs of the ERP system may be greater or less than currently expected because we have encountered, and may continue to encounter, the need for changes in design or revisions of the project calendar and budget, including the incurrence of expenses at an earlier or later time than currently anticipated; the risk that our business and results of operations may be adversely affected if we experience continued delays in deployment, additional operating problems, cost overages or limitations on the extent of the business transformation during the ERP implementation process; and the risk of adverse effects to our business, results of operations and liquidity if the ERP system, and the associated process changes, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. In fiscal 2013, we delayed the deployment of certain components of our ERP system so that we could address certain areas of improvement. In the first half of fiscal 2014, we installed a major scheduled update to the ERP system and deployed the system to one additional location. We have deployed the system to two additional locations in January 2014, and plan to implement an update in February 2014. Planned deployments in the coming quarters are dependent upon the success of the ERP system and the updates at the current locations. We may experience delays, cost overages or operating problems when we deploy the system to additional locations. Our plans related to and the timing of the implementation of the ERP system, as well as the cost transformation and category management initiatives, are subject to change at any time based on management_s subjective evaluation of our overall business needs. We may fail to realize anticipated benefits, particularly expected cost savings, from our cost transformation initiative. If we are unable to realize the anticipated benefits from our cost cutting efforts, we could become cost disadvantaged in the marketplace, and our competitiveness and our profitability could decrease. We may also fail to realize the full anticipated benefits of our category management initiative, and may be unable to successfully execute the initiative in our anticipated timeline. Capital expenditures may vary from those projected based on changes in business plans and other factors, including risks related to the implementation of our business transformation initiatives and our regional distribution centers, the timing and successful completions of acquisitions, construction schedules and the possibility that other cash requirements could result in delays or cancellations of capital spending. The consummation of the merger with US Foods is subject to regulatory approval and the satisfaction of certain conditions, and we cannot predict whether the necessary conditions will be satisfied or waived and the requisite regulatory approvals received. Sysco and US Foods may be required to take certain actions to obtain regulatory approval for the merger, including the divestiture of assets, which could negatively impact the projected benefits of the merger. Termination of the merger agreement with US Foods could require Sysco to make a termination payment of $300 million, which could adversely impact Sysco_s stock price, liquidity and financial condition. As a result of uncertainties surrounding the proposed merger, prospective suppliers and customers may delay or decline to enter into agreements with us, and we may also lose current suppliers and customers, and fail to retain key employees. The pending merger and our current pre-merger integration planning efforts may divert our management_s attention from day-to-day business operations and the execution of our business transformation initiatives, which could result in performance shortfalls. Integration of the businesses of Sysco and US Foods may be more difficult, costly or time consuming than expected, and the merger may not result in any or all of the anticipated benefits, including cost synergies. We may fail to retain some of US Foods_ vendors and customers after the proposed merger. Consummation of the merger will require Sysco to incur significant additional indebtedness, which could adversely impact our financial condition and may hinder our ability to obtain additional financing and pursue other business and investment opportunities. For a discussion of additional factors impacting Sysco_s business, see the Company_s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the Securities and Exchange Commission, and the Company_s subsequent filings with the SEC. Sysco does not undertake to update its forward-looking statements.

2

2Q14 Highlights

Adjusted for Adjusted for

Reported Certain Items Underlying

Results1 Business Results1

$ Millions, except YOY % YOY % YOY %

2Q14 2Q14 2Q14

share data Change Change Change

Sales $11,238 4.1% $11,238 4.1% $11,238 4.1%

Gross Profit $1,965 0.7% $1,965 0.7% $1,965 0.7%

Operating $1,613 2.8% $1,580 2.1% $1,516 3.4%

Expenses

Operating

Income $352 (8.1%) $385 (4.7%) $449 (7.6%)

Net Earnings $211 (4.8%) $232 (1.1%) $273 (4.4%)

Diluted EPS $0.36 (5.3%) $0.40 0.0% $0.47 (4.1%)

1	See Non-GAAP reconciliations at the end of this presentation.
3

Foodservice Sales and Traffic Softened

U.S. Retail Data(2)

% Change vs. Year Ago

‘12 ‘12 ‘12 ‘12 ‘12 ‘12’12’12 ‘12 ‘12 ‘13 ‘13 ‘13 ‘13 ‘13 ‘13 ‘13’13’13’13 Jan Feb Mar Apr May Jun Jul Aug Sep Oct ‘12 Nov Dec ‘12 Jan Feb Mar Apr May Jun Jul Aug Sep Oct ‘13 Nov Dec ‘13 US Total Retail Trade and Food Services US Total Food Services and Drinking Places

QSR traffic flat; casual dining remains under pressure with negative traffic comparisons

1) Source: NPD Crest 4

2) Source: U.S. Dept. of Commerce

Business Transformation Progress

Technology

Transformation

Resumed deployment rollout

Boise _ November

Phoenix & Las Vegas _ January

System stability has significantly improved

Expect to launch two additional facilities by the end of the fiscal year

Category Management

Majority of wave one categories launched

Wave two is expected to launch during the second half of FY14.

Recent improvement in execution and performance

Remain confident in both the benefits that Category Management will provide our customers and the savings we will realize over the next few years

Operations

Transformation

Routing optimization accelerated

Preparing to launch a new warehouse scorecard to drive performance and enhanced accountability

Implemented consolidated parts procurement program across the U.S.

Negotiated a universal contract to procure forklift equipment

Fleet optimization initiative underway

5

Integration Planning Leadership Team Announced

Steering Committee

(Sr. Execs from Both Overall leadership of integration planning

Companies)

Integration Leader (Chris Kreidler) Integration

Management Office IMO will lead, plan and track the (IMO) integration

Business teams

Merchandising/ Corporate

Product Sales Operations Functions

Marketing

Business Area Business Area Business Area Business Area

Business Area Business Area Business Area Business Area

Functional teams

Organizational Design

Technology & Systems

Talent & Staffing

Culture

Day 1 readiness

Synergy identification

Organization design and structure

Cross-cutting work that informs and guides the business teams

6

Key Takeaways

We are focused on

Creating greater value for our customers,

Delivering our annual business plan,

Driving transformational change within our company, and

US Foods merger integration planning

Expect market conditions will improve modestly in calendar year 2014 and that Sysco_s operating performance results will show steady improvement

Strong execution is paramount to providing best-in-class customer service and meeting our FY14 financial objectives

7

2Q14 Highlights

Adjusted for Adjusted for

Reported Certain Items Underlying

Results1 Business Results1

$ Millions, except YOY % YOY % YOY %

2Q14 2Q14 2Q14

share data Change Change Change

Sales $11,238 4.1% $11,238 4.1% $11,238 4.1%

Gross Profit $1,965 0.7% $1,965 0.7% $1,965 0.7%

Operating $1,613 2.8% $1,580 2.1% $1,516 3.4%

Expenses

Operating

Income $352 (8.1%) $385 (4.7%) $449 (7.6%)

Net Earnings $211 (4.8%) $232 (1.1%) $273 (4.4%)

Diluted EPS $0.36 (5.3%) $0.40 0.0% $0.47 (4.1%)

1	See Non-GAAP reconciliations at the end of this presentation.
8

Case Growth Drives Sales Growth

(1)

Case Growth

Sales Growth

5.0%

7.0%

4.5% 4.1% 4.3% 5.7%

4.0% 6.0%

5.0% 4.1%

3.5% 3.0% 5.0%

3.0% 4.0%

4.0%

2.5%

1.7% 3.0%

2.0%

1.5% 2.0%

1.0%

1.0%

0.5%

0.0%

0.0%

-0.5% -1.0%

3Q13 4Q13 1Q14 2Q14 3Q13 4Q13 1Q14 2Q14 Organic Acquisitions Inflation Case Growth/Mix Fx

(1)	_ Includes Broadline and SYGMA

Gross Margin Pressure Persists

($ in millions)

YOY Decline in Gross Margin (bps)

-10

-30

(26)
(33)	(34)

-50

(54)

-70 (60)

(66)	(68)

-90

(95)

-110

3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14

Customer mix has negatively impacted our gross margin due to:

Increased sales in our lower gross margin corporate-managed business

Soft sales in our higher gross margin local business

Business Transformation Project Costs

(in millions) 2Q13 2Q14 1H13 1H14

Operating expense $81 $ 63 $159 $130

Capital investment $3 $ 10 $10 $14

In FY14, Business Transformation:

Expense expected to be $300-350 million

Capital expected to be $30-40 million

Free Cash Flow Increased 64% in 1H14

$ Millions 1H13 1H14

Cash Flow from Operations $ 387 $ 458

Capital Expenditures, net1 $ 258 $ 247

Free Cash Flow $ 128 $ 211

Dividends Paid $ 316 $ 328

1) Net of proceeds from sale of equipment

Capital Expenditures

($ millions)

The increase in capex is mainly due to a new facility under construction (Southwest Ontario)

$262

$270

$135

$106

2Q13 2Q14 1H13 1H14

Technology Fleet Facilities Technology Fleet Facilities

Good things come from Sysco

Non-GAAP Reconciliations

2Q14 Non-GAAP Reconciliations

Sysco’s results of operations are impacted by certain items which include charges from restructuring our executive retirement plans, multiemployer pension charge, severance charges, US Foods merger costs, change in estimate of self insurance and charges from facility closures. Management believes that adjusting its operating expenses, operating income, net earnings and diluted earnings per share to remove these certain items provides an important perspective with respect to our results and provides meaningful supplemental information to both management and investors that removes these items which are difficult to predict and are often unanticipated, and which, as a result are difficult to include in analyst’s financial models and our investors’ expectations with any degree of specificity. Sysco believes the adjusted totals facilitate comparison on a year-over-year basis.

Sysco’s results of operations are further impacted by costs from our multi-year Business Transformation Project. Management believes that further adjusting its operating expenses, operating income, net earnings and diluted earnings per share to remove the impact of the Business Transformation Project expenses provides an important perspective with respect to underlying business trends and results and provides meaningful supplemental information to both management and investors that is indicative of the performance of the company’s underlying operations and facilitates comparison on a year-over year basis.

The company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes.

These financial measures should not be used as a substitute in assessing the company’s results of operations for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. As a result, in the tables that follow, each period presented is adjusted to remove the certain items noted above. Each period has been further adjusted to remove expenses related to the Business Transformation Project.

2Q14 Non-GAAP Reconciliation

	13-Week Period Ended Dec. 28, 2013	13-Week Period Ended Dec. 29, 2012	13-Week Period Change in Dollars	13-Week Period % Change
Operating expenses (GAAP)	$ 1,613,174	$ 1,569,459	$ 43,715	2.8%
Impact of Restructuring Executive Retirement Plans	(1,035)	(12,163)	11,128	-91.5
Impact of MEPP charge	(1,451)	(2,457)	1,006	-40.9
Impact of Severance charges	(2,014)	(5,669)	3,655	-64.5
Impact of US Foods Merger costs	(4,352)	-	(4,352)	NM
Impact of Change in Estimate of Self Insurance	(23,841)	-	(23,841)	NM
Impact of Facility Closure charges	(736)	(1,362)	626	-46.0
Operating expenses adjusted for certain items (Non-GAAP)	$ 1,579,745	$ 1,547,808	$ 31,937	2.1%
Impact of Business Transformation Project costs	(63,416)	(81,362)	17,946	-22.1
Adjusted operating expenses underlying bus. (Non-GAAP)	$ 1,516,329	$ 1,466,446	$ 49,883	3.4%
Operating Income (GAAP)	$ 351,777	$ 382,651	$ (30,874)	-8.1%
Impact of Restructuring Executive Retirement Plans	1,035	12,163	(11,128)	-91.5
Impact of MEPP charge	1,451	2,457	(1,006)	-40.9
Impact of Severance charges	2,014	5,669	(3,655)	-64.5
Impact of US Foods Merger costs	4,352	-	4,352	NM
Impact of Change in Estimate of Self Insurance	23,841	-	23,841	NM
Impact of Facility Closure charges	736	1,362	(626)	-46.0
Operating income adjusted for certain items (Non-GAAP)	$ 385,206	$ 404,302	$ (19,096)	-4.7%
Impact of Business Transformation Project costs	63,416	81,362	(17,946)	-22.1
Adjusted operating income underlying bus. (Non-GAAP)	$ 448,622	$ 485,664	$ (37,042)	-7.6%
Net earnings (GAAP)	$ 210,835	$ 221,369	$ (10,534)	-4.8%
Impact of Restructuring Executive Retirement Plans (net of tax)	669	7,646	(6,977)	-91.3
Impact of MEPP charge (net of tax)	938	1,544	(606)	-39.2
Impact of Severance charges (net of tax)	1,302	3,564	(2,262)	-63.5
Impact of US Foods Merger costs (net of tax)	2,813	-	2,813	NM
Impact of Change in Estimate of Self Insurance (net of tax)	15,408	-	15,408	NM
Impact of Facility Closure charges (net of tax)	476	856	(380)	-44.4
Net earnings adjusted for certain items (Non-GAAP)	$ 232,441	$ 234,979	$ (2,538)	-1.1%
Impact of Business Transformation Project costs (net of tax)	40,986	51,144	(10,158)	-19.9
Adjusted net earnings underlying business (Non-GAAP) (1)	$ 273,427	$ 286,123	$ (12,696)	-4.4%
Diluted earnings per share (GAAP)	$ 0.36	$ 0.38	$ (0.02)	-5.3%
Impact of Restructuring Executive Retirement Plans	-	0.01	(0.01)	-100.0
Impact of MEPP charge	-	-	-	0.0
Impact of Severance charges	-	0.01	(0.01)	-100.0
Impact of US Foods Merger costs	-	-	-	0.0
Impact of Change in Estimate of Self Insurance	0.03	-	0.03	NM
Impact of Facility Closure charges	-	-	-	0.0
Diluted EPS adjusted for certain items (Non-GAAP) (2)	$ 0.40	$ 0.40	$ -	0.0%
Impact of Business Transformation Project costs	0.07	0.09	(0.02)	-22.2
Adjusted diluted EPS underlying business (Non-GAAP) (2)	$ 0.47	$ 0.49	$ (0.02)	-4.1%
Diluted shares outstanding	587,926,287	589,751,933		

(1) Tax impact of adjustments for executive retirement plans restructuring, MEPP charge, severance charges, US Foods merger costs, change in estimate of self insurance, charges from facility closures and Business Transformation expenses was $34,254 and $38,259 for the 13-week periods ended December 28, 2013 and December 29, 2012, respectively. Amounts are calculated by multiplying the operating income impact of each item by each quarter's effective tax rate.

(2) Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings for certain items and adjusted net earnings - underlying business, both divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful

- more -

Good things come from Sysco 17

2Q14 Non-GAAP Reconciliation

	26-Week Period Ended Dec. 28, 2013	26-Week Period Ended Dec. 29, 2012	26-Week Period Change in Dollars	26-Week Period % Change
Operating expenses (GAAP)	$ 3,200,463	$ 3,120,472	$ 79,991	2.6%
Impact of Restructuring Executive Retirement Plans	(1,550)	(12,163)	10,613	-87.3
Impact of MEPP charge	(1,451)	(2,457)	1,006	-40.9
Impact of Severance charges	(3,596)	(11,746)	8,150	-69.4
Impact of US Foods Merger costs	(4,352)	-	(4,352)	NM
Impact of Change in Estimate of Self Insurance	(23,841)	-	(23,841)	NM
Impact of Facility Closure charges	(1,475)	(1,750)	275	-15.7
Operating expenses adjusted for certain items (Non-GAAP)	$ 3,164,198	$ 3,092,356	$ 71,842	2.3%
Impact of Business Transformation Project costs	(130,044)	(159,044)	29,000	-18.2
Adjusted operating expenses underlying bus. (Non-GAAP)	$ 3,034,154	$ 2,933,312	$ 100,842	3.4%
Operating Income (GAAP)	$ 829,975	$ 861,433	$ (31,458)	-3.7%
Impact of Restructuring Executive Retirement Plans	1,550	12,163	(10,613)	-87.3
Impact of MEPP charge	1,451	2,457	(1,006)	-40.9
Impact of Severance charges	3,596	11,746	(8,150)	-69.4
Impact of US Foods Merger costs	4,352	-	4,352	NM
Impact of Change in Estimate of Self Insurance	23,841	-	23,841	NM
Impact of Facility Closure charges	1,475	1,750	(275)	-15.7
Operating income adjusted for certain items (Non-GAAP)	$ 866,240	$ 889,549	$ (23,309)	-2.6%
Impact of Business Transformation Project costs	130,044	159,044	(29,000)	-18.2
Adjusted operating income underlying bus. (Non-GAAP)	$ 996,284	$ 1,048,593	$ (52,309)	-5.0%
Net earnings (GAAP)	$ 496,425	$ 507,967	$ (11,542)	-2.3%
Impact of Restructuring Executive Retirement Plans (net of tax)	988	7,698	(6,710)	-87.2
Impact of MEPP charge (net of tax)	925	1,555	(630)	-40.5
Impact of Severance charges (net of tax)	2,293	7,434	(5,141)	-69.2
Impact of US Foods Merger costs (net of tax)	2,775	-	2,775	NM
Impact of Change in Estimate of Self Insurance (net of tax)	15,203	-	15,203	NM
Impact of Facility Closure charges (net of tax)	941	1,108	(167)	-15.1
Net earnings adjusted for certain items (Non-GAAP)	$ 519,550	$ 525,762	$ (6,212)	-1.2%
Impact of Business Transformation Project costs (net of tax)	82,929	100,659	(17,730)	-17.6
Adjusted net earnings underlying business (Non-GAAP) (1)	$ 602,479	$ 626,421	$ (23,942)	-3.8%
Diluted earnings per share (GAAP)	$ 0.84	$ 0.86	$ (0.02)	-2.3%
Impact of Restructuring Executive Retirement Plans	-	0.01	(0.01)	-100.0
Impact of MEPP charge	-	-	-	0.0
Impact of Severance charges	-	0.01	(0.01)	-100.0
Impact of US Foods Merger costs	-	-	-	0.0
Impact of Change in Estimate of Self Insurance	0.03	-	0.03	NM
Impact of Facility Closure charges	-	-	-	0.0
Diluted EPS adjusted for certain items (Non-GAAP) (2)	$ 0.88	$ 0.89	$ (0.01)	-1.1%
Impact of Business Transformation Project costs	0.14	0.17	(0.03)	-17.6
Adjusted diluted EPS underlying business (Non-GAAP) (2)	$ 1.02	$ 1.06	$ (0.04)	-3.8%
Diluted shares outstanding	589,516,342	590,130,537		

(1) Tax impact of adjustments for executive retirement plans restructuring, MEPP charge, severance charges, US Foods merger costs, change in estimate of self insurance, charges from facility closures and Business Transformation expenses was $60,254 and $68,706 for the 26-week periods ended December 28, 2013 and December 29, 2012, respectively. Amounts are calculated by multiplying the operating income impact of each item by each 26-week period's effective tax rate.

(2) Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings for certain items and adjusted net earnings - underlying business, both divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful

- more -

Good things come from Sysco 18

2Q14 Non-GAAP Reconciliation

Sysco Corporation and its Consolidated Subsidiaries
Non-GAAP Reconciliation (Unaudited)
Impact of Acquired Operations on Operating Expenses
(In Thousands, Except for Share and Per Share Data)

Sysco's operating expenses in the second quarter and first 26 weeks of fiscal 2014 contain expenses from acquired companies that were not a part of Sysco for all or a portion of the second quarter or first 26 weeks of fiscal 2013. As a result, the increase in Sysco's operating expenses has been significantly impacted by these acquired companies. Sysco's results of operations are also impacted by certain items which include charges from restructuring our executive retirement plans, severance charges and charges from facility closures. Management believes that adjusting its operating expenses to remove these items provides an additional view into our expense management and provides meaningful supplemental information to both management and investors that removes these items which are difficult to predict and are often unanticipated, and which, as a result are difficult to include in analyst's financial models and our investors' expectations with any degree of specificity. Sysco believes the adjusted operating expense facilitates comparison on a year-over-year basis.

The company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes. These financial measures should not be used as a substitute in assessing the company's results of operations for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. As a result, in the tables that follow, each period presented is adjusted to remove the expenses from acquired operations and certain items noted above.

	13-Week Period Ended Dec. 28, 2013	13-Week Period Ended Dec. 29, 2012	13-Week Period Change in Dollars	13-Week Period % Change
Operating expenses (GAAP)	$ 1,613,174	$ 1,569,459	$ 43,715	2.8%
Impact of Restructuring Executive Retirement Plans	(1,035)	(12,163)	11,128	-91.5
Impact of MEPP charge	(1,451)	(2,457)	1,006	-40.9
Impact of Severance charges	(2,014)	(5,669)	3,655	-64.5
Impact of US Foods Merger costs	(4,352)	-	(4,352)	NM
Impact of Change in Estimate of Self Insurance	(23,841)	-	(23,841)	NM
Impact of Facility Closure charges	(736)	(1,362)	626	-46.0
Operating expenses of acquired operations	(30,461)	-	(30,461)	NM
Adjusted operating expenses (Non-GAAP)	$ 1,549,284	$ 1,547,808	$ 1,476	0.1%

	26-Week Period Ended Dec. 28, 2013	26-Week Period Ended Dec. 29, 2012	26-Week Period Change in Dollars	26-Week Period % Change
Operating expenses (GAAP)	$ 3,200,463	$ 3,120,472	$ 79,991	2.6%
Impact of Restructuring Executive Retirement Plans	(1,550)	(12,163)	10,613	-87.3
Impact of MEPP charge	(1,451)	(2,457)	1,006	-40.9
Impact of Severance charges	(3,596)	(11,746)	8,150	-69.4
Impact of US Foods Merger costs	(4,352)	-	(4,352)	NM
Impact of Change in Estimate of Self Insurance	(23,841)	-	(23,841)	NM
Impact of Facility Closure charges	(1,475)	(1,750)	275	-15.7
Operating expenses of acquired operations	(67,782)	-	(67,782)	NM
Adjusted operating expenses (Non-GAAP)	$ 3,096,416	$ 3,092,356	$ 4,060	0.1%

Non-GAAP Reconciliation (Unaudited)
Free Cash Flow
(In Thousands)

Free cash flow represents net cash provided from operating activities less purchases of plant and equipment and includes proceeds from sales of plant and equipment. Sysco considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchases and sales of buildings, fleet, equipment and technology, which may potentially be used to pay for, among other things, strategic uses of cash including dividend payments, share repurchases and acquisitions. We do not mean to imply that free cash flow is necessarily available for discretionary expenditures, however, as it may be necessary that we use it to make mandatory debt service or other payments. Free cash flow should not be used as a substitute in assessing the company's liquidity for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. In the table that follows, free cash flow for each period presented is reconciled to net cash provided by operating activities.

	26-Week Period Ended Dec. 28, 2013	26-Week Period Ended Dec. 29, 2012	26-Week Period Change in Dollars	26-Week Period % Change
Net cash provided by operating activities (GAAP)	$ 458,164	$ 386,785	$ 71,379	18.5%
Additions to plant and equipment	(270,432)	(261,576)	(8,856)	-3.4
Proceeds from sales of plant and equipment	23,480	3,229	20,251	627.2
Free Cash Flow (Non-GAAP)	$ 211,212	$ 128,438	$ 82,774	64.4%

Good things come from Sysco

19